Via EDGAR

Kevin J. Kuhar

Gary Newberry

Division of Corporation Finance
Office of Life Sciences

Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

January 4, 2022

Re:	ICL Group Ltd. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed March 2, 2021 File No. 001-13742

Dear Mr. Kuhar and Mr. Newberry

ICL Group Ltd. (the “Company” and/or "ICL") is in receipt of the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter from Kevin J. Kuhar and Gary Newberry, dated December 27, 2021 (the “Comment Letter”) relating to the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”).

Kindly note that Kobi Altman has retired from his position as ICL's CFO, effective January 1, 2022. Aviram Lahav (aviram.lahav@icl-group.com), the undersigned, has undertaken the position of CFO in his place.

Below is the Company’s response to the Staff’s comment in the Comment Letter. The Staff’s comment is set forth below followed by the Company’s response.

Form 20-F for Fiscal Year Ended December 31, 2020

Note 8 – Investments in Subsidiaries

A.	Non-Controlling interests in Subsidiaries, Page 40

1.	We note the disclosure here and on page 127 that you hold a 50% interest in Yunnan Phosphate Haikou Co. Ltd. ("YPH") and refer to the entity as a joint venture. Given that you do not appear to hold a majority interest in YPH, please explain the nature and terms of the arrangement and your rights and obligations thereunder that provided you with the controlling interest in this entity. Describe your accounting for the arrangement under IFRS 10.

Response to Comment No. 1:

The Company would like to thank the Staff for its comment.

In 2015, ICL entered into a strategic partnership agreement (the “Agreement”) with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YYTH”), China’s second largest chemicals manufacturer, which is traded on the Shanghai stock exchange, to establish an equally owned (50%-50%) company (“YPH") controlled by ICL. The purpose and design of YPH was to create a fully integrated phosphate company with upstream and downstream operations, including product development, production and sales and marketing activities.

ICL consolidates the financial statements of YPH as of its acquisition date, based on the accounting analysis of ICL's control over YPH that was conducted in accordance with IFRS10 and based on the following facts:

1.	YPH has a wide range of activities, such as mining, production, selling and marketing and financing activities, which require substantive decision-making.

2.	Pursuant to the agreement, the board of directors of YPH consist of four members, two of which are appointed by ICL and the other two by YYTH. One of the directors appointed by ICL serves as the chairman of the board and has a casting vote. This means that although ICL and YYTH have equal representation in the board of directors, by exercising its casting vote ICL controls the approval of the board's decisions regarding YPH's relevant activities.

3.	Pursuant to the agreement, the General Manager of YPH, who oversees the daily management and operations of the company, is nominated by ICL. In addition, ICL has the right to nominate the COO and the VP sales and marketing. YYTH has the right to nominate the CFO and the VP HR of YPH. The COO, the VP sales and marketing, the CFO and the VP HR, all report to the General Manager. The detailed roles and responsibilities of the management members are proposed by the General Manager and approved by the board.

4.	Pursuant to the agreement, all of the decisions which require unanimous consent of the board of directors represent protective rights (e.g., amendment to company's articles of association, dissolution of the company, merger, division or spin-off of the company) meaning that they do not prevent or limit ICL from exercising its power to direct the relevant activities of YPH through its casting vote in the board of directors, and through the appointment of YPH's key management personnel.

5.	Following the regulatory approvals granted in connection with the acquisition, there are no laws or regulations in the PRC or in Yunnan province that prohibit ICL from exercising its rights, including to appoint directors and management and for exercising its director’s casting vote.

6.	Pursuant to the agreement, ICL is entitled to 50% of YPH's net profits, through its 50% holding of YPH's ordinary shares. Accordingly, ICL is exposed to variable returns from its involvement with YPH.

Based on the presented facts, we concluded that since ICL has (a) the power over YPH, through its casting vote in the board of directors (substantive right) and its rights to appoint, reassign or remove members of YPH's key management personnel who have the ability to direct the most relevant activities; (b) exposure, or rights, to variable returns from its involvement with YPH; and (c) the ability to use its power over YPH to affect the amount of ICL's returns, ICL controls YPH and should consolidate it in its consolidated financial statements under IFRS 10.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at +972-3-684-4440 or email address: aviram.lahav@icl-group.com, with any questions.

***

Sincerely

/s/ Aviram Lahav

Aviram Lahav
Chief Financial Officer